Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE RESTATED CERTIFICATE OF INCORPORATION OF
NTN BUZZTIME, INC.

Ram Krishnan hereby certifies as follows:

1. He is the duly appointed and acting Chief Executive Officer and President of NTN Buzztime, Inc., a Delaware corporation (this “Corporation”).

2. This Certificate of Amendment hereby amends the Restated Certificate of Incorporation of this Corporation (the “Restated Certificate”) by adding the following two paragraphs to the end of Article IV of the Restated Certificate:

Effective at 6:00 p.m. (Eastern Time) (the “Reverse Split Effective Time”) on the effective date of the certificate of amendment adding this paragraph to Article IV of the Restated Certificate of Incorporation (the “Effective Date”), each share of the Common Stock, par value $0.005 per share, of the Corporation outstanding or held in treasury as of immediately prior to the Reverse Split Effective Time shall, without any action on the part of the holder thereof, automatically be reclassified as and changed into one one-hundredth (1/100th) of a share of Common Stock, par value $0.005 per share, of the Corporation (the “Reverse Split”); provided, however, that if the foregoing Reverse Split would result in the record account of any holder of Common Stock having a number of shares of Common Stock that is, in the aggregate, less than one (1) share (a “Fractional Share”), such Fractional Share shall, without any action on the part of the holder thereof, be automatically canceled and converted into the right to receive the Trading Value thereof upon surrender by the holder thereof of the certificate or certificates representing such Fractional Share. For purposes hereof, the term “Trading Value” of any Fractional Share shall mean the product of: (A) the average daily closing price per share of the Common Stock on the NYSE MKT for the five trading days immediately before and including the Effective Date, multiplied by (B) the number of shares of Common Stock that were reclassified as and changed into such Fractional Share as a result of the Reverse Split. From and after the Reverse Split Effective Time, each holder of a Fractional Share shall have no further interest as a stockholder in the Corporation in respect of such Fractional Share.

Effective at 6:01 p.m. (Eastern Time) on the Effective Date (the “Forward Split Effective Time”), (i) each share of Common Stock, par value $0.005 per share, of the Corporation (including whole and fractional shares, but not including any Fractional Share, all which shall have been converted into the right to receive the Trading Value in accordance with the immediately preceding paragraph) outstanding or held in treasury as of immediately prior to the Forward Split Effective Time (after giving effect to the Reverse Split at the Reverse Split Effective Time) shall, without any action on the part of the holder thereof, automatically be reclassified as and changed into two (2) fully-paid and nonassessable shares of Common Stock, par value $0.005 per share; and (ii) any fractional share of Common Stock resulting from the calculation referred to in the immediately preceding clause “(i)” shall be rounded up to the nearest whole share.

3. The foregoing amendments of the Restated Certificate have been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be duly executed by its authorized officer this 16th day of June 2016.

NTN Buzztime, Inc.

By:	/s/ Ram Krishnan
Ram Krishnan Chief Executive Officer and President